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
                              SECURITIES AND EXCHANGE COMMISSION                                        --------------------------
                                    WASHINGTON, D.C. 20549                                                    OMB Approval
                                         FORM N-17f-2                                                   --------------------------
                                                                                                        OMB Number:      3235-0360
                       Certificate of Accounting of Securities and Similar                              Expires:     July 31, 1994
                                 Investment in the Custody of                                           Estimated average burden
                                Management Investment Companies                                         hours per response... 0.05

                           Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

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1. Investment Company Act File Number:                                       Date examination completed

       811-7505                                                              October 31, 2000
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2. State identification Number:  N/A
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     AL                  AK                  AZ                  AR                  CA                  CO
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     CT                  DE                  DC                  FL                  GA                  HI
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     ID                  IL                  IN                  IA                  KS                  KY
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     LA                  ME                  MD                  MA                  MI                  MN
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     MS                  MO                  MT                  NE                  NV                  NH
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     NJ                  NM                  NY                  NC                  ND                  OH
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     OK                  OR                  PA                  RI                  SC                  SD
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     TN                  TX                  UT                  VT                  VA                  WA
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     WV                  WI                  WY                  PUERTO RICO
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     Other (specify):
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3. Exact name of investment company as specified in representation statement:

      American Independence Funds Trust
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4. Address of principal executive office (number, street, city, state, zip code):

     Steven D. Pierce,  BISYS Fund Services, 3435 Stelzer Rd, Columbus, Ohio 43219-8001
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                        AMERICAN INDEPENDENCE FUNDS TRUST
                                3435 STELZER ROAD
                              COLUMBUS, OHIO 43219

December 12, 2000



    MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN PROVISIONS OF THE
                         INVESTMENT COMPANY ACT OF 1940



We, as members of management of the American Independence Funds Trust (the Funds), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with Rule 17f-2 requirements. We have performed an evaluation of the Funds' compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of October 31, 2000.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of October 31, 2000 and for the period from July 28, 2000 (date of the last examination) through October 31, 2000, with respect to securities reflected in the investment accounts of the Funds.

Sincerely,


/s/ Steven D. Pierce

Steven D. Pierce
Treasurer
American Independence Funds Trust
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To the Board of Trustees of
American Independence Funds Trust
     and the
Securities and Exchange Commission:


We have examined management's assertion about American Independence Funds Trust (the Funds) compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (the Act) as of October 31, 2000 and for the period from July 28, 2000 through October 31, 2000, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of October 31, 2000 and for the period from July 28, 2000 (the date of the last examination) through October 31, 2000, with respect to securities transactions:

1. Confirmation of all securities held as of October 31, 2000 in book entry form by INTRUST Bank, N.A.;

2. Verification of all securities purchased/sold but not received/delivered and securities in transit as of October 31, 2000 via examination of underlying trade ticket or broker confirmation;

3. Reconciliation of all such securities to the books and records of the Funds and the INTRUST Bank, N.A.;

4. Confirmation of all repurchase agreements as of October 31, 2000 with brokers/banks and agreement of underlying collateral with the INTRUST Bank, N.A. records; and

5. Agreement of twelve selected security purchases or sales from the books and records of the Funds to underlying trade tickets or broker confirmations during the period from July 28, 2000 through October 31, 2000.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.


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                                       2


In our opinion, management's assertion that the Funds were in compliance with the above mentioned provisions of Rule 17f-2 of the Investment Company Act of 1940 as of October 31, 2000 and for the period from July 28, 2000 through October 31, 2000 is fairly stated, in all material respects.

This report is intended solely for the information and use of management of the Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Columbus, Ohio
December 12, 2000